

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Anthony G. Petrello
Chief Executive Officer
Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, TX 77067

> **Re: Nabors Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 5, 2021**
> **File No. 333-252747**

Dear Mr. Petrello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Ball, Esq.